

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Matt Maisak
Chief Operating Officer, Roivant Platforms
Roivant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. James's Square
London SW1Y 4LB
United Kingdom

> **Re: Roivant Sciences Ltd.**
> **Registration Statement on Form S-1**
> **Filed February 17, 2022**
> **File No. 333-262798**

Dear Dr. Maisak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Stephen Byeff, Esq.